Exhibit 23.2

Consent of Independent Registered
Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement of Simmons First National Corporation on Form S-3 of our report, dated February 23, 2009, on our audits of the consolidated financial statements of Simmons First National Corporation as of December 31, 2008 and 2007, and for the years ended December 31, 2008, 2007 and 2006, which report is included in the Annual Report on Form 10-K.  We also consent to the incorporation by reference of our report dated February 23, 2009, on our audit of the internal control over financial reporting of Simmons First National Corporation as of December 31, 2008, which report is included in the Annual Report on Form 10-K.  We also consent to the references to our firm under the caption “Experts.”

/s/ BKD, LLP

Pine Bluff, Arkansas
August 26, 2009